# HSBC USA Inc.
# Market Linked Securities



## Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Common Stock of The Boeing Company, the American Depositary Shares of Alibaba Group Holding Limited, and the Common Stock of The Goldman Sachs Group, Inc. due November 2, 2028
Term Sheet to Free Writing Prospectus dated October 27, 2025

## Summary of Terms

| | |
|---|---|
| Issuer | HSBC USA Inc. ("HSBC") |
| Market Measures | The common stock of The Boeing Company ("BA") and the American Depositary Shares of Alibaba Group Holding Limited ("BABA"), and the common stock of The Goldman Sachs Group, Inc ("GS") (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks") |
| Face Amount (Original Offering Price) | The principal amount of $1,000 per security |
| Pricing Date* | October 31, 2025 |
| Issue Date* | November 5, 2025 |
| Final Calculation Day* | October 30, 2028 |
| Stated Maturity Date* | November 2, 2028 |
| Contingent Coupon Payments | On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate (each a "contingent coupon payment") if, **and only if,** the stock closing price of the lowest performing Underlying Stock on the related calculation day is greater than or equal to its coupon threshold price. Each contingent coupon payment, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 4 |
| Contingent Coupon Rate | At least 23.50% per annum, to be determined on the pricing date |
| Calculation Days* | Quarterly, on the 30th day of each January, April, July and October, commencing January 2026 and ending October 2028; provided that the October 2028 calculation day will be the final calculation day, each subject to postponement |
| Contingent Coupon Payment Dates | Quarterly, on the third business day following each calculation day, provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date |
| Automatic Call | If the stock closing price of the Lowest Performing Underlying Stock on any of the Calculation Days from April 2026 to July 2028 is greater than or equal to its starting price, the securities will be automatically called, and you will receive a cash payment per security equal to the face amount plus a final contingent coupon payment on the related call settlement date. |
| Call Settlement Date* | Three business days after the applicable calculation day. |
| Maturity Payment Amount (per security) | • If the ending price of the lowest performing Underlying Stock on the final calculation day is greater than or equal to its downside threshold price: $1,000; or<br>• If the ending price of the lowest performing Underlying Stock on the final calculation day is less than its downside threshold price: $1,000 × performance factor of the lowest performing Underlying Stock on the final calculation day |
| Lowest Performing Underlying Stock | For any calculation day, the Underlying Stock with the lowest performance factor on such calculation day. |
| Performance Factor | With respect to an Underlying Stock on any calculation day, its stock closing price on such calculation day *divided* by its starting price (expressed as a percentage). |
| Starting Price | For each Underlying Stock, its stock closing price on the pricing date |
| Ending Price | For each Underlying Stock, its stock closing price on the final calculation day |
| Coupon Threshold Price | For each Underlying Stock, 70% of its starting price |
| Downside Threshold Price | For each Underlying Stock, 70% of its starting price |

*Subject to change

## Summary of Terms (Continued)

| | |
|---|---|
| Calculation Agent | HSBC |
| Denominations | $1,000 and integral multiples of $1,000 in excess thereof |
| Agent's Commission and Other Fees | Up to 2.325%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. |
| CUSIP / ISIN | 40447DLS5/ US40447DLS52 |
| Material Tax Consequences: | See the free writing prospectus. |

### Hypothetical Payout Profile (Maturity Payment Amount)



**If the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its downside threshold price, you will have full downside exposure to the decrease in the price of the lowest performing Underlying Stock from its starting price and will lose more than 30%, and possibly all, of the face amount of your securities at maturity.**

**Any positive return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Underlying Stock, but you will have full downside exposure to the lowest performing Underlying Stock on the final calculation day if the securities are not automatically called and its ending price is less than its downside threshold price.**

Free writing prospectus:

sec.gov/Archives/edgar/data/83246/000110465925102253/tm2527726d399_fwp.htm

**The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-9 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.**

**This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.**

## Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities
- If The Securities Are Not Automatically Called Prior To Maturity, You May Lose A Significant Portion Or All Of The Face Amount Of Your Securities At Maturity.
- The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.
- The Securities Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stocks Perform Favorably.
- Your Return On The Securities Will Depend Solely On The Performance Of The Lowest Performing Underlying Stock On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.
- You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Stocks.
- You May Be Fully Exposed To The Decline In The Lowest Performing Underlying Stock On The Final Calculation Day From Its Starting Price, But Will Not Participate In Any Positive Performance Of Any Underlying Stock, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of Any Contingent Coupon Payments.
- Higher Contingent Coupon Rates Are Associated With Greater Risk.
- You Will Be Subject To Reinvestment Risk.
- A Contingent Coupon Payment Date, A Call Payment Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC
- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market
- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.

- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlying Stocks
- Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - *Investing In The Securities Is Not The Same As Investing In The Underlying Stocks.*
  - *There are Important Differences Between the Rights of Holders of ADSs and the Rights of Holders of the Securities Represented By the ADSs*
  - *Historical Prices Of An Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.*
  - *The Securities May Become Linked To The Common Stock Of A Company Other Than Any Original Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.*
  - *You Have Limited Anti-dilution Protection.*

Risks Relating To Conflicts Of Interest
- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax
- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.